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SEC FILE NUMBER
8-65467

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Brock Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

505 Park Avenue - 14th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Charles Brock	212-209-3000	cbrock@brockcapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ferrara CPA LLC
(Name – if individual, state last, first, and middle name)

100 Horizon Center Blvd.	Hamilton	NJ	08691
(Address)	(City)	(State)	(Zip Code)

12/17/2024	7259
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles L. Brock, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Brock Securities LLC, as of December 31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MAURICE HALLIVIS
Notary Public, State of New York
No. 01HA6007604
Qualified in New York County
Commission Expires May 26, 2026

Notary Public

Signature:

Title: CCO

This filing contains (check all applicable boxes):**

☑ (a) Statement of financial condition.
☐ (b) Notes to consolidated statement of financial condition.
☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☑ (d) Statement of cash flows.
☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☑ (g) Notes to consolidated financial statements.
☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Brock Securities LLC
(SEC I.D. No. 8-65467)

Report Pursuant to Rule 17a-5 of

The Securities and Exchange Commission

Financial Statements and Supplemental Schedules

As of and for the Year Ended December 31, 2024

(Including Report of Independent Registered Public Accounting Firm)

BROCK SECURITIES LLC
REPORT PURSUANT TO RULE 17a-5(d)
DECEMBER 31, 2024

Index
December 31, 2024

Ferrara CPA

100 Horizon Center Blvd.
Hamilton, NJ 08691
Tel: 609-865-5391
Fax: 609-435-3422

Report of Independent Registered Public Accounting Firm

To: The Member
Brock Securities LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Brock Securities LLC as of December 31, 2024, and the related statements of operations, changes in member equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Brock Securities LLC as of December 31, 2024 and its results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Brock Securities LLC's management. My responsibility is to express an opinion on Brock Securities LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and I am required to be independent with respect to Brock Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption*) has been subjected to audit procedures performed in conjunction with the audit of Brock Securities LLC's financial statements.

The supplemental information is the responsibility of Brock Securities LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption*) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Joseph Ferrara

I have served as Brock Securities LLC's auditor since 2024.

Ferrara CPA
Hamilton, New Jersey
February 28, 2025

BROCK SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

Cash	$ 198,637
Other assets	10,766
Total Assets	$ 209,403

LIABILITIES AND MEMBER EQUITY

Accrued expenses	$ 100,180
Due to related party	11,656
Total Liabilities	111,836
Commitments and contingencies (Note 7)	
Member equity	97,567
Total Liabilities and Member Equity	$ 209,403

The accompanying footnotes are an integral part of these financial statements.

BROCK SECURITIES LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2024

Expenses:	
Compensation and benefits	85,395
Occupancy and Equipment Expense	35,150
Professional and consulting fees	221,005
Data and communication costs	41,530
Regulatory Fees	12,981
Other	10,457
Total Expenses	406,518
Net Loss	$ (406,518)

The accompanying footnotes are an integral part of these financial statements.

BROCK SECURITIES LLC
STATEMENT OF CHANGES IN MEMBER EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2024

Balance at January 1, 2024	$ 67,887
Capital contributions	275,000
Debt to equity conversion	161,198
Net loss	(406,518)
Balance at December 31, 2024	$ 97,567

The accompanying footnotes are an integral part of these financial statements.

BROCK SECURITIES LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2024

Cash flows used by operating activities:		
Net loss	$	(406,518)
Adjustments to reconcile net loss to net cash used activities:		
(Increase) decrease in assets:		
Other assets		551
Increase / (decrease) in liabilities:		
Accrued expenses		62,238
Due to related party		172,661
Net cash used by operating activities		(171,068)
Cash flows provided by financing activities:		
Capital contributions		275,000
Increase in cash		103,932
Cash at beginning of the year		94,705
Cash at end of the year	$	198,637
SUPPLEMENTAL DISCLOSURE OF NONCASH ACTIVITY:		
Related party payable converted to capital	$	161,198

The accompanying footnotes are an integral part of these financial statements.

BROCK SECURITIES LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

NOTE 1 – ORGANIZATION AND OPERATIONS:

Brock Securities LLC (The "Company"), a limited liability company, was organized in the state of Delaware on July 13, 2002. The Company is a securities broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and the Securities Investor Protection Corporation (SIPC).

The Company's activities are subject to significant risks and uncertainties, including the risk and uncertainty that planned operations do not materialize as planned.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

For the year ended December 31, 2024 the company did not record any revenues.

Accounts Receivable
The Company recognizes revenue from advisory services in the period when all performance obligations have been satisfied are earned and are reasonably assured as collectible. Accounts receivable is reviewed periodically. The Company's accounts receivable balance at December 31, 2024 was $0.

Allowance for Doubtful Accounts
To provide for losses from bad debts, the allowance is provided according to the actual default amount. In December 2024, the Company did not have accounts receivable and incurred no bad debt.

NOTE 3 - NET CAPITAL:

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which requires the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital, as computed under Rule 15c3-1, was $86,801 at December 31, 2024, which exceeds required net capital of $7,456 by $79,345.

The Company limits its business activities pursuant to footnote 74 to SEC Release 34-70073, and as discussed in Q & A 8 of the related FAQ issued by SEC staff. Accordingly, there are no items to report under the requirements of this Rule.

NOTE 4 – SIGNIFICANT GROUP CONCENTRATION OF RISK:

In the normal course of business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failures of the other parties to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customers and/or other counterparties with which it conducts business.

The Company maintains cash balances at financial institutions that, at various times, may exceed the amount insured by the Federal Deposit Insurance Corporation.

NOTE 5 – RELATED PARTY TRANSACTIONS:

The Company has an expense sharing agreement with the Parent to share the personnel, administrative service and use of office space related to the Company's operation. As of December 31, 2024, the Company owed the parent $11,657. During 2024, the Company incurred fees of $144,765. The Company accounts for its lease arrangement through the expense sharing agreement as a short-term lease and does not recognize a right of use asset nor corresponding liability.

During 2024, the Company received a capital contribution in the form of an accounts payable forgiveness and a cash contribution from its Parent in the amount of $436,198.

NOTE 6 – PROVISIONS FOR INCOME TAXES:

The Company was organized as a sole member LLC and as such, no provision for federal and state taxes have been made since the Company in not a taxable entity. The member is liable for the taxes on the Company's income or loss.

The Company follows the Income Taxes Topic of the FASB Accounting Standards Codification, which provides guidance for how uncertain tax provisions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of the tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2024 management has determined that there are no material uncertain income tax positions.

NOTE 7 – COMMITMENTS AND CONTINGENCIES:

The Company had no underwriting commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2024 or during the year then ended.

NOTE 8 – LITIGATION:

From time to time the Company is the subject of litigation and inquires from Regulatory Agencies (various routine and special examinations) and arbitration claims. To date no proceedings have been brought by the Regulator with respect to any inquiry or other matter.

NOTE 9 – SEGMENT REPORTING:

The Financial Officer and Chief Operating Officer are collectively referred to as management. Due to the similarities and related nature of the broker-dealer's products, management aggregates and evaluates the broker-dealer's private placement variable annuity contracts, private placement life insurance contracts, and related consulting operations as a single reporting segment, under the umbrella of financial products. The metrics used by management to assess the performance of the Company's operating divisions include revenue, net income, and cash flows from operations. The key metrics are utilized to guide decision making regarding risk assessment, cost management, and forecasting future results. The Company's operating divisions have historically had similar economic characteristics and are expected to have similar economic characteristics and long-term financial performance in future periods.

NOTE 10 – SUBSEQUENT EVENTS:

The Company has evaluated all events or transactions that occurred after December 31, 2024 through February 28, 2025, which is the date that these financial statements were issued. During this period, there were no material subsequent events requiring disclosure.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2024

BROCK SECURITIES LLC
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
PURSUANT TO RULE 15c3-1

DECEMBER 31, 2024

Schedule I

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL		
Total Member's Equity	$	97,567
DEDUCTIONS AND/OR CHANGES		
Non-allowable assets		10,766
NET CAPITAL		86,801
Less: Minimum net capital requirements at 6 2/3% of aggregate indebtedness ($5,000 if higher)		7,456
EXCESS NET CAPITAL	$	79,345
AGGREGATE INDEBTEDNESS	$	111,836
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		1.288

STATEMENT PURSUANT TO PARAGRAPH (D)(4) OF RULE 17A-5

No material differences exist in net capital, as reported in the Company's Part IIA (unaudited) FOCUS report as of December 31, 2024.

Brock Securities LLC

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Act of 1934
December 31, 2024

SCHEDULE II

The Company does not hold customers' cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 pursuant to Footnote 74 of SEC Release 34-70073 under the Securities Exchange Act of 1934.

Ferrara CPA
100 Horizon Center Blvd.
Hamilton, NJ 08691
Tel: 609-865-5391
Fax: 609-865-5391

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Member
Brock Securities LLC

I have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Statement, in which (1) Brock Securities LLC (the "Company") stated that the Company does not hold customers' cash or securities on behalf of customers and limits its business exclusively to transaction-based compensation for identifying potential merger and acquisition opportunities for clients and rendering fairness opinions and therefore has no obligations under Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Footnote 74 of SEC Release 34-70073. In addition, as a result of the Company's having no obligations under SEC Rule 15c3-3, it may file an Exemption Report and (2) the Company stated that it had no exceptions under SEC Rule 15c3-3 throughout the year ended December 31, 2024. The Company did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers, and did not carry PAB accounts as defined in Rule 15c3-3. Management is responsible for compliance with 17 C.F.R. § 240. 15c3-3 and its statements. My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. § 240. 15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Rule 15c3-3 under the Securities Exchange Act of 1934.

Joseph Ferrara

Ferrara CPA
Hamilton, New Jersey
February 28, 2025

BROCK SECURITIES LLC
EXEMPTION REPORT
DECEMBER 31, 2024

SCHEDULE III

We, as members of management of Brock Securities LLC ("Company"), are responsible for compliance with the annual reporting requirements of 17a-5 of the Securities and Exchange Commission Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority. Management of the Company hereby makes the following assertions:

- The Company does not claim an exemption under the exemption provisions of SEC Rule 15c3-3, but is exempt in reliance on footnote 74 to SEC Release 34-70073, (the "Identified Exemption"), dated July 30, 2013, and as discussed in Q&A 68 of the related FAQ issued by SEC staff on April 4, 2014.

- The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients and rendering fairness opinions; and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a).

- The Company had no exceptions under SEC Rule 15c3-3 throughout the year-ended December 31, 2024.

Brock Securities, LLC

I, Charles L. Brock affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Charles Brock

Title: CEO parent company